  Exhibit 99.2

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the second quarter of 2018. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 26, 2018. You should also read our audited consolidated financial statements and MD&A for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and six-month periods ended June 30, 2018 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:
●
Kisladag, in Turkey (100%)
●
Efemcukuru, in Turkey (100%)
●
Olympias, in Greece (95%)

Gold projects:
●
Skouries, in Greece (95%)
●
Perama Hill, in Greece (100%)
●
Certej, in Romania (80.5%)
●
Tocantinzinho, in Brazil (100%)
●
Lamaque, in Canada (100%)

Other mines:
●
Stratoni – Lead and Zinc Concentrates, in Greece (95%)
●
Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:
●
Toronto Stock Exchange (“TSX”) under the symbol ELD
●
New York Stock Exchange (“NYSE”) under the symbol EGO

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Second Quarter Summary Results (1)

Select Consolidated Financial Information and Corporate Developments

●
Gold revenues from continuing operations in the second quarter of 2018 were $121.3 million (2017: $72.2 million) on sales of 94,224 ounces of gold at an average realized gold price of $1,287 per ounce (2017: 57,206 ounces at $1,262 per ounce).

●
Cash generated from operating activities was $36.7 million (2017: $27.9 million used by continuing operations). Cash generated from operating activities before changes in non-cash working capital was $23.5 million (2017: $16.9 million from continuing operations).

●
Loss attributable to shareholders of the Company was $24.4 million ($0.03 per share) in the second quarter of 2018, compared to a profit attributable to shareholders of the Company of $11.2 million $0.02 per share in the second quarter of 2017. The loss in the quarter was primarily due to several significant non-cash charges described in further detail in the review of quarterly financial results below.

●
Key milestones include confirmation that construction of a mill at Kisladag could begin under the existing Environmental Impact Assessment (“EIA”), and receipt of the mining concession at Tocantinzinho.

●
At quarter-end the Company reported liquidity of $679.8 million, consisting of $429.8 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit.

Select Performance Measures

●
Gold production of 99,105 ounces, including 3,134 ounces from Lamaque pre-commercial production (2017: 63,692 ounces, including Olympias pre-commercial production).

●
Cash operating costs averaged $587 per ounce (2017: $484 per ounce).

●
All-in sustaining cash costs averaged $934 per ounce (2017: $846 per ounce).

●
Gross profit from gold mining operations of $30.1 million (2017: $28.1 million).

●
Adjusted net earnings of ($1.8) million ($0.00 per share) compared to an adjusted net earnings of $6.3 million ($0.01 per share) in 2017.

(1)
Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 9 for an explanation and discussion of these non-IFRS measures.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Review of Quarterly Financial Results

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Revenues	153.2	82.7	285.1	194.6
Gold revenues (1)	121.3	72.2	236.8	162.7
Gold sold (ounces)	94,224	57,206	180,811	131,274
Average realized gold price ($/ounce)	1,287	1,262	1,310	1,240
Cash operating costs – gold mines ($/ounce)	587	484	579	474
Total cash costs – gold mines ($/ounce)	610	502	604	492
All-in sustaining cash cost – gold mines ($/ounce)	934	846	887	826
Gross profit from gold mining operations	30.1	28.1	64.8	65.1
Cash flow from operating activities (2)	23.5	16.9	61.5	45.1
Adjusted net earnings	(1.8)	6.3	12.4	16.7
Net profit /(loss) (3,4,5)	(24.4)	11.2	(15.7)	15.0
Earnings per share – basic ($/share) (3)	(0.03)	0.02	(0.02)	0.02
Earnings per share – diluted ($/share) (3)	(0.03)	0.02	(0.02)	0.02

(1)
Including market to market price adjustments on provisional sales
(2)
Before changes in non-cash working capital.
(3)
Attributable to shareholders of the Company.
(4)
2017 net profit is from continued operations.
(5)
Including significant non-cash charges as outlined below

Gold sales of 94,224 ounces during the quarter were significantly higher year over year mainly due to higher production and sales at Kisladag and Efemcukuru as well as the first year of commercial gold sales at Olympias. Metal sales revenues were $153.2 million compared to $82.7 million in the second quarter of 2017, driven by higher sales volumes along with higher average realized gold price of $1,287 per ounce compared with $1,262 per ounce for the second quarter of 2017.

Higher gold revenues were offset by higher production costs and depreciation, depletion and amortization (“DDA”) expense resulting in gross profit from gold mining operations remaining relatively flat year over year. Production costs were $46.4 million higher, primarily driven by $26.5 million in non-cash charges related to the leach pad inventory draw-down at Kisladag. Additional quarterly non-cash charges are expected as the Kisladag leach pad inventory draw-down continues. DDA costs were $18.0 million higher due to the start-up of Olympias as well as an increase at Kisladag due to leach pad draw-down and lower reserves. General and administrative expenses increased $2.5 million year over year due to reorganization costs. Mine standby costs of $4.3 million were recorded in the second quarter of 2018 related to Kisladag, Vila Nova, Perama Hill and Skouries (2017: $1.3 million).

In the second quarter, the weakening Turkish and Brazilian currencies in relation to the US dollar had a negative impact on deferred income tax expenses. Total income tax expense for the quarter was $21.6 million, including a $19.1 million non-cash charge related to unrealized losses on deferred tax assets resulting from these adverse currency movements. Currency volatility will continue to affect our quarterly income tax expense.

As a result, loss attributable to shareholders of the Company for this quarter was $24.4 million, (or $0.03 per share), compared to a profit of $11.2 million, (or $0.02 per share) in the second quarter of 2017. Adjusted net earnings for the quarter were ($1.8) million (or $0.00 per share) as compared to adjusted net earnings of $6.3 million ($0.01 per share) for the second quarter of 2017 (see page 14 for a reconciliation of profit to adjusted earnings).

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Cash flow from operating activities before changes in non-cash working capital was $23.5 million, an increase year over year from $16.9 million in the second quarter of 2017.

2018 Outlook

In 2018, Eldorado forecasts gold production, including pre-commercial ounces from Lamaque, of 330,000 - 340,000 ounces of gold, up from previous guidance of 290,000 - 330,000 ounces. The increase is primarily due to higher production at Kisladag. The 2018 forecasted production for Kisladag is 140,000 - 150,000 ounces of gold, up from previous guidance of 120,000 - 130,000 ounces.

Eldorado’s cash costs are forecasted to remain within the same range as previous guidance of $580 - $630 per ounce. Kisladag cash costs for 2018 are expected to be $700 - $800 per ounce (with $350 per ounce of non-cash costs due to inventory change), up from previous guidance of $600 - $700 per ounce. Kisladag production guidance for 2019 remains consistent with production expected of 40,000 - 50,000 ounces of gold and cash costs of $900 - $1,000 per ounce (with $300 per ounce of non-cash costs due to inventory changes), down from previous guidance of $1,100 - $1,200 per ounce.

As at June 30, 2018, the Company’s balance sheet remains strong with $429.8 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Operations Update

Gold Operations	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Total
Ounces produced (3)	99,105	63,692	188,479	138,864
Cash operating costs ($/ounce)	587	484	579	474
Total cash cost ($/ounce)	610	502	604	492
All in sustaining costs ($/ounce)	934	846	887	826
Sustaining capex	13.8	10.5	24.9	19.4
Kisladag
Ounces produced	55,930	38,456	109,744	91,100
Cash operating costs ($/ounce)	664	464	621	454
Total cash cost ($/ounce)	684	478	643	470
All in sustaining costs ($/ounce) (1)	808	n/a	762	n/a
Sustaining capex	5.5	4.9	10.3	10.0
Efemcukuru
Ounces produced	24,146	23,184	47,001	45,712
Cash operating costs ($/ounce)	515	525	524	519
Total cash cost ($/ounce)	536	552	552	541
All in sustaining costs ($/ounce) (1)	832	n/a	781	n/a
Sustaining capex	5.8	5.6	9.5	9.5
Olympias
Ounces produced (2)	15,895	2,052	25,860	2,052
Cash operating costs ($/ounce)	412	n/a	493	n/a
Total cash cost ($/ounce)	450	n/a	530	n/a
All in sustaining costs ($/ounce) (1)	715	n/a	897	n/a
Sustaining capex	2.5	n/a	5.1	n/a
Lamaque
Ounces produced (3)	3,134	n/a	5,874	n/a

(1) 2018 is the first year that the company is reporting AISC by site.
(2) Includes pre-commercial production in 2017.
(3) Including pre-commercial production at Lamaque

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Tonnes placed on pad	358,827	3,288,604	3,206,494	6,516,010
Average treated head grade (g/t Au)	1.01	0.82	1.13	0.97
Gold (ounces)
- Produced	55,930	38,456	109,744	91,100
- Sold	55,631	38,452	109,470	91,235
Cash operating costs ($/ounce)	664	464	621	454
Total cash costs ($/ounce)	684	478	643	470
All in sustaining costs ($/ounce)	808	n/a	762	n/a
Financial Data
Gold revenues	$72.6	$48.5	$144.3	$112.9
Depreciation and depletion	$15.1	$7.7	$28.6	$17.1
Gross profit from mining operations	$19.5	$22.4	$45.4	$52.9
Sustaining capital expenditures	$5.5	$4.9	$10.3	$10.0

Kisladag reported gold production of 55,930 ounces for the quarter, up 45% year over year. Higher production in the quarter is attributed to increased cyanide concentrations boosting leach kinetics, and placement of ore on lower lift heights (in late 2017 and early 2018) accelerating pregnant solution return to the ADR Plant. Recoveries from the inter-lift liner installed in the first quarter also brought forward production into the second quarter of 2018. Placement of ore on the pad was suspended during the quarter until a decision is made regarding the Kisladag mill feasibility study. It is expected that the crushing plant will remain under care and maintenance during this period. Capitalized waste stripping continued as planned. Cash operating costs were higher due to the non-cash charges related to inventory draw-down described previously, as well as higher cyanide and lime costs.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Tonnes milled	126,304	124,961	250,639	240,755
Average treated head grade (g/t Au)	6.78	6.64	6.63	6.70
Average recovery rate (to concentrate)	94.4%	86.9%	94.4%	88.1%
Gold (ounces)
- Produced	24,146	23,184	47,001	45,712
- Sold	23,853	18,754	50,853	40,039
Cash operating costs ($/ounce)	515	525	524	519
Total cash costs ($/ounce)	536	552	552	541
All in sustaining costs ($/ounce)	832	n/a	781	n/a
Financial Data
Gold revenues	$30.6	$23.7	$66.7	$49.8
Depreciation and depletion	$8.3	$7.7	$18.4	$16.0
Gross profit from mining operations	$9.5	$5.6	$20.2	$12.2
Sustaining capital expenditures	$5.8	$5.6	$9.5	$9.5

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Gold production for the quarter was slightly higher year over year due to higher mill throughput feed grade, and average recoveries. Sales were higher year over year due to shipping delays at the end of the second quarter 2017. Cash operating costs were lower year on year, reflecting the 20% devaluation of the Turkish Lira. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

Olympias

Operating Data	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Tonnes milled	93,430	0	170,395	0
Average treated head grade (g/t Au)	8.76	0	8.16	0
Average recovery rate (to concentrate)	83.5%	0%	83.4%	0%
Gold (ounces) (1)
- Produced	15,895	2,052	25,860	2,052
- Sold	14,740	0	20,488	0
Cash operating costs ($/ounce)	412	0	493	0
Total cash costs ($/ounce)	450	0	530	0
All in sustaining costs ($/ounce)	715	0	897	0
Financial Data
Gold revenues	$17.7	$0	$24.9	$0
Base metal revenues	$14.4	$0	$20.4	$0
Depreciation and depletion	$10.9	$0	$16.3	$0
Gross profit/(loss) from mining operations	$1.1	$0	($0.8)	$0
Sustaining capital expenditures	$2.5	$0	$5.1	$0

(1) Includes pre-commercial production in 2017 and payable ounces in Pb-Ag concentrate.

Ramp-up of production at the Olympias mine continued according to plan following the successful completion of additional de-bottlenecking projects in the process plant in the first 4 months of 2018. Most significant among these was the installation of a 2nd filter press for dewatering of tailings. Olympias produced 15,895 ounces of gold for the quarter. Gold recovery and gold concentrate specifications were broadly in line with expectations. Recoveries and concentrate specifications for the by-product metals of lead, silver and zinc continued to exhibit significant variability, with average performance remaining below feasibility study target levels. This is being investigated and addressed via an integrated process optimization project supported by a team of expert consultants.

Expansion capital expenditures of $10.5 million related to capitalized mine development and a number of continuing project construction elements including the paste backfill plant and Stage 1 of Kokkinolakkas tailings management facility (“TMF”), both of which were approaching completion by quarter-end.

Olympias - Phase II Backfill plant
During the quarter the project was completed, the construction team was demobilized and the project was handed over to operations.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Tonnes ore processed (dry)	35,855	41,848	73,847	86,475
Pb grade	8.5%	6.1%	6.9%	5.8%
Zn grade	10.3%	9.4%	9.5%	10.0%
Tonnes of concentrate produced	10,475	10,157	19,041	21,756
Tonnes of concentrate sold	12,978	8,351	19,748	23,186
Average realized concentrate price ($/tonne) (1)	1,276	1,146	1,326	1,179
Cash Costs ($/tonne of concentrate sold)	1,024	1,012	1,099	884
Financial Data
Concentrate revenues	$16.6	$9.6	$26.2	$27.3
Depreciation and depletion	$0.0	$0.0	$0.0	$0.0
Gross profit (loss) from mining operations	$3.0	$0.9	$4.0	$6.0
Sustaining capital expenditures (2)	$0.0	$0.3	$0.0	$0.3

(1) Average realized price includes mark to market adjustments.
(2) Capital expenditures during the quarter of $2.5M were written off.

Concentrate production for the quarter was higher year-on-year due to improvement in mined grades which more than offset an 8% year-on-year reduction in tonnes processed. Highlights for the quarter included commencement of production in the first of the new levels that are being developed to exploit resources defined by the recent and on-going resource expansion drilling program below the +100 elevation at the Mavres Petres mine.

The long term mine plan assumes a steadily increasing proportion of ore production from this lower zone of the orebody as the mine infrastructure deepens, facilitating replacement of production from the almost fully depleted upper zone.

Development Projects

Lamaque, Canada

The COFA (“Certificate of Authorization”) for the modifications required at the Sigma Mill facility were approved during the quarter. Underground development continues to ramp up and remains slightly ahead of plan, with over 2,100 meters of underground development completed at Triangle during the quarter. The main ramp has now reached elevation 247 meters (247 meters below the surface) and level 202 (213 meters below the surface) is fully prepared for mining to begin. In the eastern portion of the deposit, two ramps are progressing at level 130 and 184 (182 and 212 meters below the surface) which will allow development to begin in that area.

Tonnage and grade of material mined to date from Triangle is as expected and results from toll milling are reconciling well with the ore reserve block model. During the quarter, approximately 15,000 tonnes were processed at a nearby custom milling facility. Key activities at the Sigma mill focused on the refurbishment and replacement of the tanks, dismantling and replacement of externals walls and the refurbishment of the main mill motors and relining of the mill. Engineering and procurement also commenced for the tailing management facility and the piping and electrical scope of works.

The project continues to progress ahead of schedule and remains on budget. Spending in the quarter totaled $27.3 million.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Kisladag mill project
During the quarter the Kisladag Mill project received confirmation from the Turkish Ministry of Environment and Urbanization ("MoE"), that the construction of a mill at the Kisladag site is permissible under the existing Kisladag Environmental Impact Assessment ("EIA"), approved by the MoE in 2014. The feasibility/basic engineering and the dry stack TMF design for the Kisladag project was awarded and kick-off and alignment meetings were completed during the quarter. Equipment specifications for the mill and filter packages were completed during the quarter. Geotechnical drilling at the tailings site commenced focusing on the embankment location. The Kisladag mill project feasibility study remains on track for completion and presentation to the Board for approval in the third quarter.

Skouries
During the quarter the Skouries site continues to transition to care and maintenance (C&M) with the phased handover to the operation C&M teams. The handover was further delayed by the storm activity at site this spring. Water ditch construction, steelwork, and mechanical and electrical work is ongoing. The process plant was handed over to operations for ongoing C&M in June.

Additional work will be performed on the water diversion ditches and the tailings management facility at the site. This includes a new planned scope of work for ongoing asset protection following the storm damage that was experienced over the course of the first half of this year. This work is to be completed at an additional estimated cost of $8.0 million. Spending in the quarter totaled $12 million.

Tocantinzinho
During the quarter, the approval of the mining concession was received from the Ministry of Mines, this is the last major permit required for construction. During the quarter, an external consultant was engaged to conduct a value engineering exercise which will include a review of the capital cost estimates as well as other design optimizations. It is expected to be completed early in the third quarter. Spending in the quarter totaled $1.6 million.

Certej
During the quarter design work at Certej continued to focus on engineering studies for process optimization, tailings impoundment and waste rock storage. Work continued on the evaluation of the limestone quarry and processing required for the oxidation process. Offsite infrastructure construction work continued including water tank installation, water supply pipeline installation and power line construction. Spending in the quarter totaled $2.7 million.

Perama Hill
The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

Exploration

A total of $7.7 million (expensed and capitalized) was spent on exploration programs during the quarter, with drilling conducted at projects in Quebec, Greece, Romania and Turkey.

At the Lamaque project in Quebec, five drill rigs were active at the Triangle deposit and the nearby Parallel / Plug #5 area, completing 10,500 meters of drilling through the quarter. At Triangle, drilling targeted lower parts of the deposit, resulting in the delineation of several new mineralized shear zones (C6, C8, C9, C10), as well as subsidiary secondary shear veins and extension vein clusters. At Parallel, drilling confirmed downdip and along-strike extensions of the mineralized shear zones, and established continuity of these mineralized zones with previously exploited shear zones at the Lamaque and Plug #5 deposits.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

In Greece, underground development continued at the Stratoni mine on the hangingwall exploration crosscut. 2,900 meters were completed during the quarter targeting the western extension of the Mavres Petres orebody. At Olympias, exploration drilling commenced late in the quarter, testing previously unexplored areas immediately east of the East Zone orebody.

At the Bolcana Au-Cu porphyry project in Romania, 14,700 meters of drilling were completed, much of it testing the sparsely drilled southern edge of the system. The new drilling has significantly extended the known footprint of the system to the south, and expanded the size of the high-grade core to the deposit.

In central Turkey, the initial drilling program at the 60% owned Bambal Tepe exploration joint venture was completed. Drilling at Efemcukuru tested both extensions to known oreshoots at the Kokarpinar vein, and new vein targets in the footwall to the Kestane Beleni vein.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash Operating Cost, Total Cash Cost
The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations:

	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Production costs (from consolidated income statement)	85.8	39.4	153.1	90.1
Vila Nova and Stratoni production costs	13.5	9.4	22.3	23.2
Production costs – excluding Vila Nova and Stratoni	72.3	30.0	130.9	66.9
By-product credits and other adjustments	(14.8)	(1.3)	(21.6)	(2.3)
Total cash cost	57.5	28.7	109.2	64.6
Royalty expense and production taxes	(2.2)	(1.0)	(4.5)	(2.4)
Cash operating cost	55.3	27.7	104.7	62.2
Gold ounces sold	94,224	57,206	180,111	131,274
Total cash cost per ounce sold	610	502	604	492
Cash operating cost per ounce sold	587	484	579	474

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Reconciliation of Total Cash Costs on as-sold basis, for the three months ended June 30, 2018:

	Direct Mining Costs	By-Product Credits	Refining and Selling Costs	Other(1)	Cash Operating Costs	Cash Operating Costs per ounce	Royalties & Production Taxes	Total Cash Costs	Ounces	Total Cash Costs Per Ounce
$’000	$	$	$	$	$	$	$	$		$
Kisladag	14,448	(375)	203	22,677	36,953	664	1,123	38,076	55,631	684
Efemcukuru	11,416	(950)	1,729	92	12,287	515	503	12,790	23,853	536
Olympias	15,466	(13,450)	2,774	1,288	6,078	412	554	6,632	14,740	450
Total Consolidated	41,330	(14,775)	4,706	24,057	55,318	587	2,180	57,498	94,224	610

(1) Other costs represent primarily inventory change costs.

Reconciliation of Total Cash Costs on as-sold basis, for the six months ended June 30, 2018:

	Direct Mining Costs	By-Product Credits	Refining and Selling Costs	Other(1)	Cash Operating Costs	Cash Operating Costs per ounce	Royalties & Production Taxes	Total Cash Costs	Ounces	Total Cash Costs Per Ounce
$’000	$	$	$	$	$	$	$	$		$
Kisladag	41,756	(697)	379	26,546	67,984	621	2,369	70,353	109,470	643
Efemcukuru	23,306	(1,828)	3,369	1,801	26,648	524	1,407	28,055	50,853	552
Olympias	29,951	(19,082)	4,228	(5,005)	10,092	493	759	10,851	20,488	530
Total Consolidated	95,013	(21,607)	7,976	23,342	104,724	579	4,535	109,259	180,811	604

(1) Other costs represent primarily inventory change costs.

All-in Sustaining Cash Cost
All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Reconciliation of G&A costs included in all-in sustaining cash costs for continuing operations
For the three months ended June 30, 2018	2018	2017
General and administrative expenses (from consolidated income statement)	14.0	11.5
Add:
Share based payments	2.8	2.0
Defined benefit pension plan expense from corporate and operating gold mines	1.0	0.8
Accretion from operating gold mines (1)	0	0.5
Less:
General and administrative expenses from non gold mines	(4.3)	(4.8)
Business Development	(0.4)	(0.3)
Development projects	(0.5)	(0.4)
Adjusted General and administrative expenses	12.6	9.3

(1) For 2018 Accretion from operating gold mines is included in the individual mine site AISC calculation.

Reconciliation of G&A costs included in all-in sustaining cash costs for continuing operations
For the six months ended June 30, 2018	2018	2017
General and administrative expenses (from consolidated income statement)	22.2	23.1
Add:
Share based payments	4.2	7.1
Defined benefit pension plan expense from corporate and operating gold mines	2.1	1.6
Accretion from operating gold mines (1)	0	1.0
Less:
General and administrative expenses from non gold mines	(7.8)	(6.9)
Business Development	(0.7)	(0.5)
Development projects	(1.1)	(0.8)
Adjusted General and administrative expenses	18.9	24.6

(1) For 2018 Accretion from operating gold mines is included in the individual mine site AISC calculation.

A reconciliation of All-In Sustaining Costs on a by-product basis, for the three months ended June 30, 2018:

	Total Cash Costs	Corporate and allocated country G&A	Exploration Costs	Reclamation costs accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces	Total AISC Per Ounce
$’000	$	$	$	$	$	$		$
Kisladag	38,076	1,150	-	245	5,458	44,929	55,631	808
Efemcukuru	12,790	823	196	216	5,827	19,852	23,853	832
Olympias	6,631	886	193	309	2,520	10,539	14,740	715
Corporate (1)		12,667				12,667	94,224	134
Total Consolidated	57,497	15,526	389	770	13,805	87,987	94,224	934

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

A reconciliation of All-In Sustaining Costs on a by-product basis, for the six months ended June 30, 2018:

	Total Cash Costs	Corporate and allocated country G&A	Exploration Costs	Reclamation costs accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces	Total AISC Per Ounce
$’000	$	$	$	$	$	$		$
Kisladag	70,352	1,912	-	905	10,285	83,454	109,470	762
Efemcukuru	28,054	1,397	299	421	9,523	39,694	50,853	781
Olympias	10,852	1,577	300	516	5,125	18,370	20,488	897
Corporate (1)		18,899				18,899	180,811	105
Total Consolidated	109,258	23,785	599	1,842	24,933	160,417	180,811	887

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

Cash Flow from Operations before Changes in Non-cash Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings
The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the periods highlighted:

Reconciliation of adjusted net earnings to consolidated net earnings (loss)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Net (loss) earnings attributable to shareholders	(24.4)	11.2	(15.7)	15.0
Loss (gain) on disposal of assets	0.0	0.0	(0.1)	0.2
Loss on disposition of subsidiary	0.0	(0.2)	0.0	2.8
Losses (gains) on available-for-sale securities	0.0	0.0	0.2	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	19.1	(5.6)	21.5	(1.1)
Deferred tax recovery from gain in Other Comprehensive Income	0.0	(0.5)	0.0	(2.6)
Write-down of assets net of tax	3.5	1.4	6.5	2.4
Total adjusted net earnings	(1.8)	6.3	12.4	16.7
Weighted average shares outstanding	794,011	716,824	794,011	716,713
Adjusted net earnings ($/share)	0.0	0.01	0.02	0.02

Gross Profit from Gold Mining Operations
Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Quarterly Results

Millions (except per share amounts)
	2018	2018	2017	2017	2017	2017	2016	2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$153.2	$131.9	$101.4	$95.4	$82.7	$111.9	$140.6	$174.0
Profit (loss) (1)	($24.4)	$8.7	($20.7)	($4.2)	$11.2	$3.8	($32.5)	$20.7
Earnings (loss) per share(1)
- basic	($0.03)	$0.01	($0.03)	($0.01)	$0.02	$0.01	($0.05)	$0.03
- diluted	($0.03)	$0.01	($0.03)	($0.01)	$0.02	$0.01	($0.05)	$0.03

 (1) Attributable to shareholders of the Company

Financial Condition & Liquidity

Operating Activities
Net cash provided by operating activities was $36.7 million (2017: cash used $27.7 million). Operating activities before changes in non-cash working capital from continuing operations generated $25.8 million in cash in the second quarter of 2018 compared to $16.9 million in 2017.

Investing Activities
The Company invested $74.3 million in capital expenditures this quarter. Evaluation and development expenditures, including capitalized drilling programs, totalled $49.8 million while sustaining capital spending at our producing mines totalled $16.3 million. A total of $7.6 million in bond interest was also charged to capital projects. The remaining $0.6 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Financing Activities
As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Capital Resources

	June 30, 2018	December 31. 2017
Cash, cash equivalents and term deposits	429.8	485.0
Working capital (1)	572.9	623.4
Restricted collateralized accounts	0.3	0.3
Debt – current and long-term	594.9	593.8

(1) Working capital is defined as Current Assets less Current Liabilities from the Consolidated Balance Sheet.

Management believes that the working capital at June 30, 2018, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments over the next twelve months. The company does not anticipate drawing down on its revolving credit facility during this time period. Management continues to evaluate various financing opportunities with the objective of meeting the Company’s medium to long-term capital needs.

Contractual Obligations

As at June 30, 2018:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	600.0	-	-	600.0
Capital leases	1.0	2.8	1.0	-	4.8
Operating leases	6.2	21.5	19.9	40.4	88.0
Purchase obligations	43.9	1.5	0.4	-	45.8
Totals	51.1	625.8	21.3	40.4	738.6

Purchase obligations relate primarily to mine development expenditures in Greece and mine operating costs in Turkey. The table does not include interest on debt.

As of June 30, 2018, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 12,000 dry metric tonnes of zinc concentrates, 13,500 dry metric tonnes of lead/silver concentrates, and 89,000 dry metric tonnes of gold concentrate, through the financial year ending December 31, 2018.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The Agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. The initial 10,000 meters of expansion drilling was completed during the quarter and the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2018 is equal to US$6.77 per ounce.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

As at December 31, 2017, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 23,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2018.

Debt

Senior Notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $5.7 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2018 is $580 million.

Equity

Common shares outstanding - as of June 30, 2018 - as of July 26, 2018	794,010,680 794,010,680
Share purchase options - as of July 26, 2018 (Weighted average exercise price per share: $4.54 Cdn)	28,520,983

New York Stock Exchange Minimum Share Price Requirement
New York Stock Exchange (“NYSE”) regulations stipulate that listed issuers must maintain a minimum average closing share price of US$1.00 per share calculated over a period of 30 consecutive trading days. On April 18, 2018, Eldorado received notice from the NYSE that it no longer met this requirement.

Eldorado obtained shareholder approval at its 2018 Annual Meeting on June 21, 2018 for an amendment to Eldorado's restated articles of incorporation to implement a proposed share consolidation with a ratio of 5-for-1 in order to regain compliance with the NYSE's continued listing requirements. The Board will review the merits of a share consolidation during the course of the next five months taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Managing Risk

This section describes the types of risks that we are exposed to that we believe have affected our financial statements and are reasonably likely to affect them in the future and our objectives and policies for managing them (please read the Company’s AIF for additional information regarding these risks and other risks and uncertainties in respect of our business and our share price).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial Risk

Liquidity and Financing Risk
Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our development plans.

Management believes that our working capital at June 30, 2018, together with expected cash flows from operations, is sufficient to support our planned and foreseeable commitments, including the initial stages of permitting for mill construction at Kisladag. However, if our planning and budgeting is materially different to that forecasted, or financing, if required, is not available to us on terms satisfactory to the Company to meet these material changes to planning or budgeting, then this may adversely affect our ability to meet our financial obligations and our operations and development plans.

Credit Risk
Credit risk is the risk that the counterparty to any financial instrument to which we are a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at June 30, 2018.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at June 30, 2018, we hold a significant amount of cash and cash equivalents with two financial institutions in North America.

Currency Risk
We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Interest Rate Risk
Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price Risk
Our profitability depends on the price of gold, which can fluctuate widely, and is affected by many factors beyond our control, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, speculative actions, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to actively manage its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other Risks and Uncertainties

In addition to the financial risks identified above, we face a number of other risks and uncertainties. Certain key risks are set out below.

Geopolitical Climate
We operate in five countries outside of North America: Turkey, Brazil, Romania, Serbia and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.
We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Mineral Tenure and Permits
Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In Greece, we have experienced delays in the timely receipt of necessary permits and authorizations.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price.

Metal Price Volatility
The profitability of our operations is significantly affected by changes in gold and other metal prices. Gold and metal prices can fluctuate widely and are influenced by many factors as noted above, beyond our control.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

Development and Mining Operations
Substantial expenditures are required to build mining and processing facilities for new properties. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labor environment.

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Foreign Investment and Operations
Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, Greece, Romania, Serbia and Turkey. These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

●
uncertain political and economic environments;
●
risks of war, regime changes and civil disturbances or other risks;
●
risk of adverse changes in laws or policies of particular countries, including government royalties and taxation;
●
delays in or the inability to obtain necessary government permits, approvals and consents;
●
limitations on ownership and repatriation of earnings;

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

●
foreign exchange controls and currency devaluations;
●
import and export regulations, including restrictions on exporting gold; and
●
exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Environment
There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit. We are from time to time party to other legal and regulatory proceedings involving our business. It is unlikely that the final outcome of any such proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. In addition, due to the inherent uncertainty of the litigation and arbitration process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations, business or financial condition.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

You should carefully review each of the risk factors set out in our most recently filed AIF, which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIF filed on SEDAR under our Company name, are incorporated by reference in this document.

Other Information

Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

●
IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. At January 1, 2018, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

●
IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is substantially unchanged. The Company has adopted this standard effective January 1, 2018.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets that were recognized at the date of transition. The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. All other aspects of our accounting policies for financial instruments as disclosed in note 3.7, 3.8, 3.10, 3.11, 3.13 and 3.14 to the consolidated financial statements as at and for the year ended December 31, 2017 are unaffected:

Financial assets

(i) Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

(a) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value with all transaction costs expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.

(b) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

(c) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

(ii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iii) Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost

Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

Trade Receivables

Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.

Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.

Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

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IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

The following is the new accounting policy for revenue recognition under IFRS 15:

Revenue recognition

Revenue is generated from the sale of sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

i) Metals in Concentrate

Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the customer contract.

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in market prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

Provisional invoices for metals in concentrate sales are typically issued for 80 – 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

ii) Metals in dore

The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Precious Metal Market of the Borsa Istanbul, formerly “Istanbul Gold Exchange”. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.

Refined metals are sold at the spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods beginning January 1, 2019:

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IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The Company plans to apply this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

The Company is currently identifying and collecting data relating to existing agreements that may qualify under the standard and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. Where we discuss our strategy, goals, plans, guidance and outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cashflow, estimated cash costs, expected metallurgical recoveries, price gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

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It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
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Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
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It is based on a number of assumptions, estimates and opinions including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we’ve assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
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It is also subject to the risks associated with our business, including
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volatility of global and local economic climate and geopolitical risk
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title, permitting and licensing risks,
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gold and other metal price and currency volatility and the impact of any hedging activities,
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risks associated with mining operations and development, including metal recoveries and results of testwork,
●
revised guidance,
● risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations,
● expected impact on reserves and the carrying value,
● the updating of reserve and resource models and life of mine plans,
● mining operational and development risk,
● foreign country operational risks,
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risks of sovereign investment,
● regulatory risks and liabilities, including regulatory environment and restrictions and environmental regulatory restrictions and liabilities,
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discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries,
● risks related to impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations,
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additional funding requirements,
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currency fluctuations,
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community and non-governmental organization actions,
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speculative nature of gold exploration,
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dilution,
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share price volatility,
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competition,
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loss of key employees, and
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defective title to mineral claims or properties,

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six-month periods ended June 30, 2018 as well as those risk factors discussed in the sections titled “Forward Looking Statements” and “Risk factors in our business” in our most recent Annual Information Form in respect of our year-ended 2017 filed on SEDAR under our company name.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.